Press Release

North America’s Railroad

CN Delivers Outstanding Fourth Quarter Results
Results show progress against Strategic Plan and confirm value of long-term capital investments for a resilient and modern railroad

MONTREAL, January 25, 2022 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended December 31, 2021. CN delivered solid operating and financial performance across the board, with adjusted diluted earnings per share (EPS) growing 20 per cent in the fourth quarter to C$1.71, and adjusted operating ratio improving to a fourth quarter record of 57.9 per cent. (1) For the same period, the Company reported diluted EPS growth of 18 per cent to C$1.69, while operating ratio improved to 58.3 per cent.
“I would like to thank our dedicated team of railroaders for delivering once again despite extreme weather and disruptive global supply chain issues. The last months of 2021 allowed us to tangibly demonstrate our resilience, our ability to make significant progress against the goals of our Strategic Plan, and what it means to build the premier railway of the 21st century. Our previous strategic investments in safety, technology, and capacity enabled us to continue delivering high-quality service to customers while generating profitable growth and enhanced value to shareholders. While I’ll be retiring, I am excited to see what CN’s world-class team will accomplish as they continue to lead the next transformation of the industry by delivering high-quality service to our customers and to the communities we serve, while driving sustainable returns to shareholders over the long-term.”
–JJ Ruest, President and Chief Executive Officer, CN

Financial results highlights
Fourth-quarter 2021 compared to fourth-quarter 2020
•Revenues of C$3,753 million, an increase of C$97 million or three per cent.
•Record fourth quarter operating income of C$1,566 million, an increase of 11 per cent, and record fourth quarter adjusted operating income of C$1,579 million, an increase of 12 per cent. (1)
•Diluted EPS of C$1.69, an increase of 18 per cent, and adjusted diluted EPS of C$1.71, an increase of 20 per cent. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 58.3 per cent, an improvement of 3.1 points, and record fourth quarter adjusted operating ratio of 57.9 per cent, an improvement of 3.5 points. (1)
Full-year 2021 compared to full-year 2020
•Revenues of C$14,477 million, an increase of C$658 million or five per cent.
•Operating income of C$5,616 million, an increase of 18 per cent, and adjusted operating income of C$5,622 million, an increase of seven per cent. (1)
•Diluted EPS of C$6.89, an increase of 38 per cent, and record adjusted diluted EPS of C$5.94, an increase of 12 per cent. (1)
•Operating ratio and adjusted operating ratio of 61.2 per cent, an improvement of 4.2 points and 0.7 points respectively. (1)
•For the year ended December 31, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of C$705 million (C$616 million after-tax) as a result of its strategic decision to bid for KCS.
•Record free cash flow for the year ended December 31, 2021 of C$3,296 million compared to C$3,227 million for the same period in 2020. (1)
•Return on invested capital (ROIC) of 16.4 per cent, an increase of 3.7 points, and adjusted ROIC of 14.1 per cent, an increase of 0.7 points. (1)
CN | 2021 – Fourth Quarter 1

Press Release

Operating performance
Fourth-quarter 2021 compared to fourth-quarter 2020
Operating performance improved across most measures in the fourth quarter of 2021 when compared to the same period in 2020.
•Fuel efficiency improved by one per cent to a fourth quarter record of 0.876 US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs).
•Injury frequency rate (3) improved by two per cent and the accident rate (4) increased by 22 per cent.
•Car velocity (car miles per day) decreased by three per cent.
•Through network train speed (mph) improved by six per cent.
•Through dwell (entire railroad, hours) improved by one per cent.
•Train length (in feet) remained flat.

Full-year 2021 compared to full-year 2020
Operating performance improved across most measures in 2021 when compared to 2020, specifically through network train speed, through dwell and car velocity, despite negative impacts from the polar vortex in February, the forest fires in Western Canada over the summer and the washouts in British Columbia caused by severe rain and flooding, resulting in a network shutdown in the region for three weeks in the fourth quarter ("B.C. washouts"). The Company capitalized on its prior year's strategic investments in its infrastructure and its continued focus on efficiency and network fluidity. In addition, the Company's fuel initiatives allowed it to achieve an all-time record fuel efficiency of 0.867.
•Fuel efficiency improved by three per cent to a record 0.867 US gallons of locomotive fuel consumed per 1,000 GTMs.
•Injury frequency rate (3) improved by 19 per cent to a record 1.33 injuries per 200,00 person hours.
•Accident rate (4) improved by three per cent.
•Car velocity (car miles per day) improved by five per cent.
•Through network train speed (mph) improved by four per cent.
•Through dwell (entire railroad, hours) improved by eight per cent.
•Train length (in feet) remained flat.

2022 outlook and shareholder distributions (2)
CN expects to deliver approximately 20 per cent adjusted diluted EPS growth, versus 2021 adjusted diluted EPS of C$5.94. (1) CN assumes total revenue ton miles (RTMs) in 2022 will increase in the low single-digit range versus 2021.

In 2022, CN plans to invest approximately 17 per cent of revenues in its capital program.

CN continues to target an operating ratio of approximately 57 per cent for 2022 as well as approximately 15 per cent of ROIC. (1)
CN is also targeting free cash flow of approximately C$4.0 billion in 2022 compared to C$3.3 billion in 2021. (1)
The Company’s Board of Directors approved a 19 per cent increase to CN’s 2022 quarterly cash dividend, effective for the first quarter of 2022. This is the 26th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new Normal course issuer bid (NCIB) that permits CN to purchase, for cancellation, over a 12-month period up to 42 million common shares, starting on February 1, 2022, and ending no later than January 31, 2023.

Fourth-quarter 2021 revenues, traffic volumes and expenses
Revenues for the quarter increased by three per cent to C$3,753 million, when compared to the same period in 2020. The increase in revenues was mainly attributable to higher applicable fuel surcharge rates, freight rate increases and an increase in intermodal ancillary services; partly offset by lower volumes of Canadian grain in terms of RTMs compared to record volumes in the fourth quarter of 2020, the impact of the B.C. washouts and the negative translation impact of a stronger Canadian dollar.

RTMs, measuring the weight and distance of freight transported by CN, declined by 11 per cent. Freight revenue per RTM increased by 14 per cent, mainly driven by a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Operating expenses for the quarter decreased by three per cent to C$2,187 million, when compared to the same period in 2020. The decrease was mainly due to lower average headcount due to cost reduction initiatives and lower volumes, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs.

2 CN | 2021 – Fourth Quarter

Press Release

Full-year 2021 revenues, traffic volumes and expenses
Revenues for 2021 increased by five per cent to C$14,477 million, when compared to 2020. The increase in revenues was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and an increase in intermodal ancillary services; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs compared to record volumes in 2020.

RTMs increased by one per cent despite the unfavorable impact of the ongoing supply chain challenges, the polar vortex in February, the forest fires and drought in Western Canada over the summer and the B.C. washouts in the fourth quarter of 2021. Freight revenue per RTM increased by four per cent, mainly driven by a decrease in the average length of haul, freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Operating expenses decreased by two per cent to C$8,861 million, mainly due to the C$137 million recovery recorded in the first quarter of 2021 related to the C$486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs due to rising fuel prices, higher incentive compensation and C$84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, of adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures), free cash flow, ROIC and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) , ROIC outlook (2) and free cash flow outlook (2) excludes the expected impact of certain income and expense items, which are expected to be comparable adjustments to those made to the historical adjusted diluted EPS, ROIC and free cash flow. However, management cannot individually quantify on a forward-looking basis the impact of these items on its adjusted diluted EPS, ROIC or free cash flow because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook, its ROIC outlook or its free cash flow outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

(3) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria.

(4) Per million train miles, based on FRA reporting criteria.

CN | 2021 – Fourth Quarter 3

Press Release

2022 key assumptions
CN has made a number of economic and market assumptions in preparing its 2022 outlook. The Company assumes that North American industrial production for the year will increase in the mid single-digit range, and now assumes U.S. housing starts of approximately 1.6 million units (compared to its October 19, 2021 assumption that it would be approximately 1.57 million units) and now assumes U.S. motor vehicle sales of approximately 15.5 million units (compared to its October 19, 2021 assumption that it would be approximately 16.9 million units). For the 2021/2022 crop year, the grain crop in Canada was below its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2022/2023 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN assumes total RTMs in 2022 will increase in the low single-digit range versus 2021. CN assumes continued pricing above rail inflation. CN assumes that in 2022, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and now assumes that in 2022 the average price of crude oil (West Texas Intermediate) will be approximately in the US$65 - US$70 range per barrel (compared to its October 19, 2021 assumption that it would be approximately US$65 per barrel). In 2022, CN plans to invest approximately 17% of revenues in its capital program.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

4 CN | 2021 – Fourth Quarter

Selected Railroad Statistics – unaudited

	Three months ended December 31		Year ended December 31
	2021	2020	2021	2020
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,753	3,656	14,477	13,819
Freight revenues ($ millions)	3,586	3,507	13,888	13,218
Operating income ($ millions)	1,566	1,411	5,616	4,777
Adjusted operating income ($ millions) (2)(3)	1,579	1,411	5,622	5,263
Net income ($ millions)	1,199	1,021	4,892	3,562
Adjusted net income ($ millions) (2)(3)	1,209	1,021	4,218	3,784
Diluted earnings per share ($)	1.69	1.43	6.89	5.00
Adjusted diluted earnings per share ($) (2)(3)	1.71	1.43	5.94	5.31
Free cash flow ($ millions) (2)(4)	1,262	1,140	3,296	3,227
Gross property additions ($ millions)	920	855	2,897	2,863
Share repurchases ($ millions)	1,059	—	1,582	379
Dividends per share ($)	0.615	0.575	2.460	2.300
Financial ratio
Operating ratio (%) (5)	58.3	61.4	61.2	65.4
Adjusted operating ratio (%) (2)(3)	57.9	61.4	61.2	61.9
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	110,196	125,310	458,401	455,368
Revenue ton miles (RTMs) (millions)	56,563	63,207	233,138	230,390
Carloads (thousands)	1,374	1,526	5,701	5,595
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	22,604	24,381	22,604	24,381
Employees (average for the period)	23,107	24,272	24,084	23,786
Key operating measures
Freight revenue per RTM (cents)	6.34	5.55	5.96	5.74
Freight revenue per carload ($)	2,610	2,298	2,436	2,362
GTMs per average number of employees (thousands)	4,769	5,163	19,033	19,144
Operating expenses per GTM (cents)	1.98	1.79	1.93	1.99
Labor and fringe benefits expense per GTM (cents)	0.61	0.60	0.63	0.60
Diesel fuel consumed (US gallons in millions)	96.5	110.9	397.6	407.2
Average fuel price ($/US gallon)	3.71	2.37	3.28	2.42
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.876	0.885	0.867	0.894
Train weight (tons)	9,665	9,397	9,658	9,501
Train length (feet)	8,491	8,514	8,559	8,572
Car velocity (car miles per day)	189	195	195	185
Through dwell (entire railroad, hours)	7.9	8.0	7.9	8.6
Through network train speed (miles per hour)	19.5	18.4	19.2	18.5
Locomotive utilization (trailing GTMs per total horsepower)	194	202	198	196
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.29	1.31	1.33	1.64
Accident rate (per million train miles)	2.06	1.69	1.82	1.87
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2021 – Fourth Quarter 5

Supplementary Information – unaudited

	Three months ended December 31				Year ended December 31
	2021	2020	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2021	2020	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	755	664	14%	16%	2,816	2,631	7%	12%
Metals and minerals	393	354	11%	14%	1,548	1,409	10%	16%
Forest products	435	433	—%	3%	1,740	1,700	2%	8%
Coal	165	126	31%	33%	618	527	17%	20%
Grain and fertilizers	643	742	(13%)	(12%)	2,475	2,609	(5%)	(2%)
Intermodal	1,049	1,036	1%	3%	4,115	3,751	10%	12%
Automotive	146	152	(4%)	(1%)	576	591	(3%)	3%
Total freight revenues	3,586	3,507	2%	4%	13,888	13,218	5%	9%
Other revenues	167	149	12%	15%	589	601	(2%)	3%
Total revenues	3,753	3,656	3%	5%	14,477	13,819	5%	9%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,955	11,638	(6%)	(6%)	42,436	43,556	(3%)	(3%)
Metals and minerals	6,617	5,785	14%	14%	26,743	21,561	24%	24%
Forest products	6,087	6,699	(9%)	(9%)	25,948	25,602	1%	1%
Coal	4,608	4,186	10%	10%	18,471	16,173	14%	14%
Grain and fertilizers	14,196	17,910	(21%)	(21%)	58,733	61,736	(5%)	(5%)
Intermodal	13,529	16,330	(17%)	(17%)	58,412	59,165	(1%)	(1%)
Automotive	571	659	(13%)	(13%)	2,395	2,597	(8%)	(8%)
Total RTMs	56,563	63,207	(11%)	(11%)	233,138	230,390	1%	1%
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	6.89	5.71	21%	23%	6.64	6.04	10%	15%
Metals and minerals	5.94	6.12	(3%)	—%	5.79	6.53	(11%)	(7%)
Forest products	7.15	6.46	11%	14%	6.71	6.64	1%	6%
Coal	3.58	3.01	19%	20%	3.35	3.26	3%	6%
Grain and fertilizers	4.53	4.14	9%	11%	4.21	4.23	—%	3%
Intermodal	7.75	6.34	22%	24%	7.04	6.34	11%	14%
Automotive	25.57	23.07	11%	15%	24.05	22.76	6%	12%
Total freight revenue / RTM	6.34	5.55	14%	17%	5.96	5.74	4%	8%
Carloads (thousands) (3)
Petroleum and chemicals	153	155	(1%)	(1%)	596	597	—%	—%
Metals and minerals	239	241	(1%)	(1%)	969	935	4%	4%
Forest products	81	87	(7%)	(7%)	339	342	(1%)	(1%)
Coal	101	73	38%	38%	379	289	31%	31%
Grain and fertilizers	159	189	(16%)	(16%)	628	663	(5%)	(5%)
Intermodal	595	731	(19%)	(19%)	2,611	2,582	1%	1%
Automotive	46	50	(8%)	(8%)	179	187	(4%)	(4%)
Total carloads	1,374	1,526	(10%)	(10%)	5,701	5,595	2%	2%
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,935	4,284	15%	18%	4,725	4,407	7%	12%
Metals and minerals	1,644	1,469	12%	15%	1,598	1,507	6%	12%
Forest products	5,370	4,977	8%	11%	5,133	4,971	3%	9%
Coal	1,634	1,726	(5%)	(4%)	1,631	1,824	(11%)	(8%)
Grain and fertilizers	4,044	3,926	3%	5%	3,941	3,935	—%	3%
Intermodal	1,763	1,417	24%	26%	1,576	1,453	8%	11%
Automotive	3,174	3,040	4%	8%	3,218	3,160	2%	8%
Total freight revenue / carload	2,610	2,298	14%	16%	2,436	2,362	3%	7%
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

6 CN | 2021 – Fourth Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.
These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months and year ended December 31, 2021, the Company's adjusted net income was $1,209 million, or $1.71 per diluted share, and $4,218 million, or $5.94 per diluted share, respectively. The adjusted figures exclude:
•employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income;
•advisory fees related to shareholder matters of $20 million, or $15 million after-tax ($0.02 per diluted share) of which $13 million, or $10 million after-tax ($0.02 per diluted share) was recorded in the fourth quarter and $7 million, or $5 million after-tax ($0.01 per diluted share) was recorded in the third quarter in Casualty and other within the Consolidated Statements of Income;
•the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale for on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator;
•transaction-related costs, consisting of an advance to Kansas City Southern (KCS) and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS;
•amortization of bridge financing and other fees of $65 million, or $60 million after-tax ($0.08 per diluted share) recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and
•merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share), recorded in the third quarter resulting from KCS' notice of termination of the CN Merger Agreement with KCS.
For the year ended December 31, 2020, the Company reported adjusted net income of $3,784 million, or $5.31 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.
CN | 2021 – Fourth Quarter 7

Non-GAAP Measures – unaudited

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months and years ended December 31, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2021	2020	2021	2020
Net income	$1,199	$1,021	$4,892	$3,562
Adjustments:
Operating expense adjustments:
Workforce reduction program	—	—	39	—
Advisory fees related to shareholder matters	13	—	20	—
Loss (recovery) on assets held for sale	—	—	(137)	486
Transaction-related costs	—	—	84	—
Non-operating expense adjustments:
Amortization of bridge financing and other fees	—	—	97	—
Merger termination fee	—	—	(886)	—
Tax adjustments:
Tax effect of adjustments (1)	(3)	—	109	(123)
Tax law changes and rate enactments	—	—	—	(141)
Total adjustments	10	—	(674)	222
Adjusted net income	$1,209	$1,021	$4,218	$3,784
Diluted earnings per share	$1.69	$1.43	$6.89	$5.00
Impact of adjustments, per share	0.02	—	(0.95)	0.31
Adjusted diluted earnings per share	$1.71	$1.43	$5.94	$5.31
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months and years ended December 31, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentages	2021	2020	2021	2020
Operating income	$1,566	$1,411	$5,616	$4,777
Operating expense adjustments:
Workforce reduction program	—	—	39	—
Advisory fees related to shareholder matters	13	—	20	—
Loss (recovery) on assets held for sale	—	—	(137)	486
Transaction-related costs	—	—	84	—
Total operating expense adjustments	13	—	6	486
Adjusted operating income	$1,579	$1,411	$5,622	$5,263
Operating expenses	$2,187	$2,245	$8,861	$9,042
Total operating expense adjustments	(13)	—	(6)	(486)
Adjusted operating expenses	$2,174	$2,245	$8,855	$8,556
Operating ratio	58.3%	61.4%	61.2%	65.4%
Impact of adjustments	(0.4)%	—%	—%	(3.5)%
Adjusted operating ratio	57.9%	61.4%	61.2%	61.9%

8 CN | 2021 – Fourth Quarter

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rates were $1.26 and $1.25 per US$1.00 for the three months and year ended December 31, 2021, respectively, and $1.30 and $1.34 per US$1.00 for the three months and year ended December 31, 2020, respectively.
On a constant currency basis, the Company’s Net income for the three months and year ended December 31, 2021 would have been higher by $27 million ($0.04 per diluted share) and higher by $166 million ($0.23 per diluted share), respectively.
The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months and year ended December 31, 2021:

	Three months ended December 31				Year ended December 31
In millions, except per share data	2021	Constant currency impact	2020	% Change at constant currency Fav (Unfav)	2021	Constant currency impact	2020	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$755	$16	$664	16%	$2,816	$128	$2,631	12%
Metals and minerals	393	11	354	14%	1,548	83	1,409	16%
Forest products	435	12	433	3%	1,740	93	1,700	8%
Coal	165	2	126	33%	618	17	527	20%
Grain and fertilizers	643	12	742	(12%)	2,475	80	2,609	(2%)
Intermodal	1,049	14	1,036	3%	4,115	95	3,751	12%
Automotive	146	5	152	(1%)	576	32	591	3%
Total freight revenues	3,586	72	3,507	4%	13,888	528	13,218	9%
Other revenues	167	5	149	15%	589	29	601	3%
Total revenues	3,753	77	3,656	5%	14,477	557	13,819	9%
Operating expenses
Labor and fringe benefits	674	8	755	10%	2,879	65	2,723	(8%)
Purchased services and material	504	7	565	10%	2,082	60	2,152	—%
Fuel	419	13	303	(43%)	1,513	94	1,152	(39%)
Depreciation and amortization	383	5	402	3%	1,598	44	1,589	(3%)
Equipment rents	82	2	97	13%	336	19	432	18%
Casualty and other	125	3	123	(4%)	506	27	508	(5%)
Loss (recovery) on assets held for sale	—	—	—	N/A	(137)	(12)	486	131%
Transaction-related costs	—	—	—	N/A	84	47	—	N/A
Total operating expenses	2,187	38	2,245	1%	8,861	344	9,042	(2%)
Operating income	1,566	39	1,411	14%	5,616	213	4,777	22%
Interest expense	(125)	(3)	(134)	4%	(610)	(35)	(554)	(16%)
Other components of net periodic benefit income	110	—	78	41%	398	—	315	26%
Merger termination fee	—	—	—	N/A	886	39	—	N/A
Other income	21	—	—	N/A	43	4	6	683%
Income before income taxes	1,572	36	1,355	19%	6,333	221	4,544	44%
Income tax expense	(373)	(9)	(334)	(14%)	(1,441)	(55)	(982)	(52%)
Net income	$1,199	$27	$1,021	20%	$4,892	$166	$3,562	42%
Diluted earnings per share	$1.69	$0.04	$1.43	21%	$6.89	$0.23	$5.00	42%
CN | 2021 – Fourth Quarter 9

Non-GAAP Measures – unaudited

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions and merger transaction-related payments and cash receipts, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months and years ended December 31, 2021 and 2020, to the non-GAAP free cash flow presented herein:

	Three months ended December 31		Year ended December 31
In millions	2021	2020	2021	2020
Net cash provided by operating activities	$2,086	$2,008	$6,971	$6,165
Net cash used in investing activities	(860)	(868)	(2,873)	(2,946)
Net cash provided before financing activities	1,226	1,140	4,098	3,219
Adjustments:
Transaction-related costs (1)	36	—	125	—
Advance for acquisition (2)	—	—	845	—
Refund of advance for acquisition	—	—	(886)	—
Merger termination fee	—	—	(886)	—
Acquisitions, net of cash acquired (3)	—	—	—	8
Total adjustments	36	—	(802)	8
Free cash flow	$1,262	$1,140	$3,296	$3,227
(1)Relates to transaction-related costs of $125 million paid. See Note 3 - Acquisitions, Terminated CN KCS merger agreement, to CN's unaudited Interim Consolidated Financial Statements for additional information.
(2)Relates to the advance paid to KCS of US$700 million ($845 million). See Note 3 - Acquisitions, Terminated CN KCS merger agreement, to CN's unaudited Interim Consolidated Financial Statements for additional information.
(3)Relates to the acquisition of H&R Transport Limited ("H&R"). See Note 3 - Business combinations to the Company's 2020 Annual Consolidated Financial Statements for additional information.

10 CN | 2021 – Fourth Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income, and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2021 and 2020, respectively, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2021	2020
Debt		$12,485	$12,906
Adjustments:
Operating lease liabilities, including current portion (1)		430	418
Pension plans in deficiency (2)		447	553
Adjusted debt		$13,362	$13,877
Net income		$4,892	$3,562
Interest expense		610	554
Income tax expense		1,441	982
Depreciation and amortization		1,598	1,589
Operating lease cost (3)		131	143
Other components of net periodic benefit income		(398)	(315)
Other income		(43)	(6)
Adjustments:
Workforce reduction program (4)		39	—
Advisory fees related to shareholder matters (5)		20	—
Loss (recovery) on assets held for sale		(137)	486
Transaction-related costs		84	—
Merger termination fee		(886)	—
Adjusted EBITDA		$7,351	$6,995
Adjusted debt-to-adjusted EBITDA multiple (times)		1.82	1.98
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(5)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.

CN | 2021 – Fourth Quarter 11

Non-GAAP Measures – unaudited

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2021	2020
Net income		$4,892	$3,562
Interest expense		610	554
Tax on interest expense (1)		(139)	(120)
Return		$5,363	$3,996
Average total shareholders' equity		$21,198	$18,846
Average long-term debt		11,987	11,931
Average current portion of long-term debt		709	1,420
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(1,221)	(844)
Average invested capital		$32,673	$31,353
ROIC		16.4%	12.7%
Adjusted net income (2)		$4,218	$3,784
Interest expense		610	554
Less: Amortization of bridge financing and other fees (3)		(97)	—
Tax on interest expense less amortization of bridge financing and other fees (4)		(123)	(137)
Adjusted return		$4,608	$4,201
Average invested capital		$32,673	$31,353
Adjusted ROIC		14.1%	13.4%
(1)The effective tax rate, defined as income tax expense as a percentage of income before income taxes, used to calculate the tax on interest expense for 2021 was 22.8% (2020 - 21.6%).
(2)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of this non-GAAP measure.
(3)Relates to amortization of bridge financing and other fees resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income.
(4)The adjusted effective tax rate is a Non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense less amortization of bridge financing and other fees for 2021 was 24.0% (2020 - 24.8%).

12 CN | 2021 – Fourth Quarter